          U.S. SECURITIES AND EXCHANGE COMMISSION   ----------------------------
                   WASHINGTON, D.C. 20549           OMB APPROVAL
                                                    ----------------------------
                          FORM 4                    OMB NUMBER 3235-0287
                                                    EXPIRES: FEBRUARY 1, 2001
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE...... 1.0
                                                    ----------------------------

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(1) OF THE INVESTMENT COMPANY ACT OF 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

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1.   Name and Address of Reporting Person

Clemens                         Peter                      A.
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   (Last)                           (First)             (Middle)

C/o Halsey Drug Co., Inc. 695 N. Perryville Rd. Bldg. 2
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                                    (Street)

Rockford,                       Illinois                61107
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc.           Symbol: HDGC

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3.   IRS or Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year

01/01

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)


Vice President & Chief Financial Officer


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           TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                2.                  Code         ------------------------------- Owned at End   (D) or    Indirect
1.                              Transaction         (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security               Date                 ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                      (Month/Day/Year)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses) SFC 1474 (3/91)
                                                                          (over)
* See footnote 2 on Table II

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures          $1.404  3/10/98   A        (1)          3/10/98  3/15/03   Stock     71,225                       D
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                                                                                Common
 Warrants            $1.404  3/10/98   A        (1)          3/10/98  3/15/05   Stock     10,791                       D
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                                                                                Common
 Warrants            $2.279  3/10/98   A        (1)          3/10/98  3/15/05   Stock     10,526           92,542      D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures          $1.404  6/12/98   A        (2)          6/12/98  3/15/03   Stock     17,121                       D
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                                                                                Common
 Warrants            $1.404  6/12/98   A        (2)          6/12/98  3/15/05   Stock      2,594                       D
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                                                                                Common
 Warrants            $2.279  6/12/98   A        (2)          6/12/98  3/15/05   Stock      2,530           114,787     D
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 Non-qualified                                                                  Common
 Stock Options       $2.375  2/19/98   A                       (3)    2/19/08   Stock    300,000           414,787     D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures         $1.1312   4/1/99   A        (5)           4/1/99  3/15/03   Stock      1,370                       D
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 Non-qualified                                                                  Common
 Stock Options       $1.125  4/12/99   A        (4)          4/12/00  4/12/09   Stock    100,000           516,157     D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures         $2.4250   7/1/99   A        (5)           7/1/99  3/15/03   Stock        647           516,804     D
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 Non-qualified                                                                  Common
 Stock Options       $1.875  2/17/00   A        (4)          2/17/01  2/17/10   Stock    125,000           641,804     D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures          $1.722   4/1/00   A        (5)           4/1/00  3/15/03   Stock        923           642,727     D
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 Non-qualified                                                                  Common
 Stock Options      $1.1125  6/29/00   A        (4)          6/29/01  6/29/10   Stock    100,000           742,727     D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures         $1.1125   7/1/00   A        (5)          7/01/00  3/15/03   Stock      1,446           744,173     D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures         $ .9071  10/1/00   A        (5)          10/01/00 3/15/03   Stock      1,709           745,882     D
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 5% Convertible
 Senior Secured                                                                 Common
 Debentures         $ .6258  01/01/01  A        (5)          10/01/01 3/15/03   Stock      2,477           748,359     D
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EXPLANATION OF RESPONSES:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (10,791 shares of which are presently exercisable at $1.404 per share and 10,526 shares of which are presently exercisable at $2.279 per share).
(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time, (ii) Warrants to purchase shares of common stock (2,594 shares of which are presently exercisable at $1.404 per share and 2,530 shares of which are presently exercisable at $2.279 per share.
(3) Options vest quarterly, with 25,000 options vesting every quarter effective May 1, 1998.
(4)  Options vest 25% annually.
(5) Certain quarterly interest payments are paid in the form of convertible debentures.


                                By:  /S/ Peter A. Clemens       January 10, 2001
                                         ----------------
                                         Peter A. Clemens
                                         SIGNATURE OF REPORTING PERSON

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF
      SPACED PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.